

06007102 ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8- ~~83753~~ 52520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MICG Investment Management, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Town Center Drive, Suite 900
(No. and Street)

Newport News (City) VA (State) 23606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey A. Martinovich 757-246-3665
(Area Code- Telephone Number)

PROCESSED JUN 06 2006 THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 1 2006
WASH, D.C.
160
SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Jeffrey A. Martinovich swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MICG Investment Management, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Jeffrey A. Martinovich

Signature

Chairman & CEO

Title

Stephanie N. Beach

Notary Public

My Commission Expires 6-30-06

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

MICG INVESTMENT MANAGEMENT, LLC

CONTENTS
December 31, 2005



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants



INDEPENDENT AUDITOR'S REPORT

To the Members and Board of Directors of
MICG Investment Management, LLC

We have audited the accompanying statement of financial condition of MICG Investment Management, LLC (the "Company") as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MICG Investment Management, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 10, 2006

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

MICG INVESTMENT MANAGEMENT, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS	
Cash	$ 378,945
Receivable from Clearing Broker	55,470
Commissions Receivable	487,301
Property and Equipment, at cost, net	122,672
Prepaid Expenses and Other Assets	53,763
Total Assets	$1,098,151
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	288,110
Notes and accounts payable to Credit Union Service Organizations	290,242
Total liabilities	578,352
Commitments and Contingency	
Members' Equity	519,799
Total Liabilities and Members' Equity	$1,098,151

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

MICG Investment Management, LLC (the "Company") was formed as a limited liability company under the laws of the State of Virginia. As a limited liability company, each Member's liability is generally limited to amounts reflected in their respective Member accounts. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission (the "CFTC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD") and the National Futures Association (the "NFA").

The Company operates its business as both a broker-dealer for securities and agent for insurance policies.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates, and those differences could be material.

Commissions receivable are carried at the amount considered to be collectible. The Company estimates doubtful accounts based on historical bad debts, factors related to specific customers' ability to pay and current economic trends. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible.

Property and equipment is recorded at cost, and depreciated on the straight-line method over the estimated useful lives. Leasehold improvements are amortized on the straight-line method over the estimated useful lives or the remaining lease term, whichever is less.

The Company is treated as a partnership for federal and state income tax purposes. As such, the Members are liable for individual federal and state income taxes on their respective share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

2. CONCENTRATION OF CREDIT RISKS:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, receivables from the clearing broker and commissions receivable.

The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Receivable from the clearing broker primarily represents commission monies due from the clearing broker. The Company is subject to credit risk should the clearing broker be unable to repay this balance.

Commissions receivable represent commissions from insurance contracts, mutual fund and managed futures account trail fees, and investment banking fees.

3. CLEARING AGREEMENT:

Pursuant to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from customers' failure to complete securities transactions.

The Company's clearing agreement with the broker requires the Company to meet certain requirements, including maintaining $75,000 of capital in addition to any capital required by SEC Rule 15c3-1. At December 31, 2005, the Company's capital was $64,593 in excess of this requirement.

The agreement expires January 1, 2007. The agreement automatically renews for one additional year unless either party provides 60 days' advance notice of nonrenewal. Should the Company cancel the agreement prior to the expiration date, the Company must pay an early termination fee of $25,000.

4. PROPERTY AND EQUIPMENT:

Property and equipment consists of the following:

		Depreciation/ Amortization Period
Computer equipment	$ 24,345	3 to 5 years
Furniture and artwork	220,538	5 to 10 years
Leasehold improvements	73,005	Term of lease
	317,888	
Less accumulated depreciation and amortization	195,216	
	$122,672	

5. CREDIT UNION SERVICE ORGANIZATIONS ("CUSOs"):

The Company originally had agreements with seven Virginia credit unions (comprising five CUSOs) to manage financial service entities owned by these credit unions. The purpose of those organizations is to offer regulated securities as an investment option to credit union members. The Company staffs the facilities with registered securities brokers. During 2005, two of the CUSOs merged.

The Company allocates corporate overhead to the four remaining managed CUSOs. The profits or losses of the CUSOs are allocated between the two parties as part of the management fee arrangement.

At December 31, 2005, the Company had revolving lines of credit of $221,000 available with three CUSOs of which $193,414 was drawn and payable to the CUSOs. The unsecured lines bear interest at fixed rates ranging from 6% to 7%, except for one variable rate line which has a rate of prime plus 1.50%. They expire between June 2006 and August 2011.

Management of the Company and each CUSO has agreed to allow for right of offset of any net due to or due from balance against any balance owed on the revolving line of credit. Since the right of offset exists, the Company nets all due to and/or due from balances with each CUSO in the statement of financial condition.

6. COMMITMENTS AND CONTINGENCY:

The Company leases facilities under an operating lease expiring in December 2007. In addition to the base rent, the lease requires the Company to pay a proportionate share for increased operating expenses of the building.

Under an expense-sharing agreement, the Company shares leased office space in Newport News, Norfolk, Richmond, Williamsburg and Virginia Beach with Witt Mares & Company, PLC ("Witt Mares"), formerly a 50% equity Member. Witt Mares is the only party obligated on the first four leases. The Company leases a portion of this space from Witt Mares on a month-to-month basis, which will terminate no later than June 30, 2006 (see Note 12). The Company is the obligated party on the Virginia Beach lease.

The Company is obligated for the following future minimum lease payments:

Year ending December 31,	
2006	$33,194
2007	34,187
	$67,381

The Company has guaranteed 50% of the line of credit loans made by three Virginia credit unions to three CUSOs managed by the Company. At December 31, 2005, the outstanding loans totaled $193,414. The maximum potential future payment would be $96,707. The Company believes that, based on current facts and circumstances, a material payment pursuant to such guarantees are remote. These guarantees expire at various times but renew automatically.

7. HEALTH BENEFITS:

The Company provides to all full-time employees medical, dental, life and disability insurance by funding a "cafeteria plan" for such eligible employees. The Company expensed $94,577 in premiums during 2005.

8. PROFIT-SHARING PLAN:

Effective September 1, 2000, the Company adopted a qualified cash or deferred compensation plan under Section 401(k) of the Internal Revenue Code which covers all employees who have reached age 21. Under the plan, the Company will fully match participant contributions up to 7% of compensation.

9. MICG INCENTIVE PLAN:

The purpose of this incentive plan is to motivate, reward and retain employees and advisors of the Company by providing special incentives based on the appreciation in value of the Company. This plan is not an equity plan and is intended only to provide a cash incentive to employees, managers, advisors, directors and consultants of the Company. This plan constitutes a discretionary bonus plan and is not, nor is it intended to be, a plan covered by the Employee Retirement Income Security Act of 1974, as amended.

This incentive plan was implemented in 2003 and replaced the previous Phantom Equity Plan. All participants in the previous plan have converted their previous shares to new incentive shares.

This plan is effective during a change of ownership, defined as a merger, sale of substantially all of the assets, or a transfer of beneficial ownership (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of the Company by its interest holders, in which the interest holders immediately prior to such merger, consolidation, sale or transfer do not own at least 50% of the outstanding voting power of the equity interests of the Company immediately after such transaction. The distributable amount shall be five percent (5%) of the value of the net proceeds received by the Company (or, if applicable, its interest holders, when shares are fully distributed) as a result of the Liquidity Event. Each participant receives a notice of grant which sets forth the number of units granted to that participant, the vesting terms and such other terms and conditions as are determined by the plan administrator. The maximum number of incentive units that may be granted under the plan is 50,000.

Incentive units that are forfeited, redeemed or canceled cease to be outstanding and become available for other grants under the plan (unless the plan has been terminated). Unless otherwise determined by the plan administrator and reflected in the notice of grant, each participant's grant of incentive units shall vest as to 20% of the total number of units granted one year from the grant date, and thereafter monthly (on the last day of each calendar month) as to 1/60 of the total number of units granted. A participant shall be entitled to receive the distributable amount only with respect to his or her vested incentive units (that have not been forfeited, terminated or canceled) as of the applicable redemption date. For purposes of this plan, a unit is considered vested when the participant is eligible to receive a distribution during a Liquidity Event, as described above. No distributions shall be made with respect to unvested incentive units.

The transactions for the incentive units during 2005 were as follows:

Outstanding units at beginning of the year	4,850
New units granted	
Redeemed units	
Outstanding units at end of the year	4,850

As of December 31, 2005, no qualifying Liquidity Events have occurred; therefore, no related liabilities have been recorded.

10. RELATED PARTY TRANSACTIONS:

The Company shares leased office space in Newport News, Norfolk, Richmond, Virginia Beach and Williamsburg with Witt Mares, formerly a 50% Member in the Company, on a cost-sharing basis.

The Company serves as the General Partner and investment advisor of MICG Partners, L.P. (the "Partnership").

11. NET CAPITAL REQUIREMENT:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 and the CFTC's capital requirements pursuant to Regulation 1.17. These rules require that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $50,000, whichever is greater, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $189,593, which exceeded the requirement by $139,593.

12. MEMBER REDEMPTION:

As of October 1, 2005, Witt Mares, a 50% Member, sold its entire interest to the remaining sole Member for $1,500,000 and the rights to one of the Company's revenue streams. The separation agreement provides that the Company and the former Member sever all ties and settle all liabilities with each other. As such, the Company will need to vacate shared office space belonging to Witt Mares by June 30, 2006. Accounts payable and accrued expenses include approximately $98,000 due to the former Member at December 31, 2005 (see Note 6).





SEC MAIL PROCESSING
RECEIVED
MAR 1 2006
WASH, D.C.
160
SECTION

MICG INVESTMENT MANAGEMENT LLC

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16

DECEMBER 31, 2005

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants



NEXIA
INTERNATIONAL



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


NEXIA
INTERNATIONAL


SEC MAIL PROCESSING
RECEIVED
MAR 1 2006
WASH. D.C.
160
SECTION

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16

To the Members and Board of Directors of
MICG Investment Management LLC

In planning and performing our audit of the financial statements and supplemental schedules of MICG Investment Management LLC for the year ended December 31, 2005, we considered the internal control of MICG Investment Management LLC (the "Company"), including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com



1. The daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and the CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's and the CFTC's objectives.



This report recognizes that it is not practicable in an organization the size of MICG Investment Management LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of Members of the Company, management, the SEC, the CFTC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and/or Regulation 1.16 of the CFTC and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 10, 2006